Exhibit 99

For Immediate Release

Alcon Introduces INFINITI™ Vision System, a

Revolutionary Cataract Removal System

FORT WORTH, Texas, April 14 - The newest technology in cataract removal devices debuted at the Alcon (NYSE:ACL) exhibit during the American Society of Cataract and Refractive Surgery (ASCRS) Symposium, April 12-16, in San Francisco.

Alcon's new Infiniti™ Vision System is the world's first tri-modal cataract removal surgical instrument. With this single instrument, surgeons now have a choice of three different methods to remove a cataract:

  advanced ultrasound phacoemulsification alone,
  the combination of ultrasound and oscillation provided by the NeoSoniX® handpiece, or
  Alcon's entirely new AquaLase® liquefaction device that generates pulses of surgical solution to safely break up and remove the natural lens material.

"The Infiniti™ Vision System represents a dramatic breakthrough in cataract surgical technology that delivers on our commitment to provide ophthalmic surgeons with the most innovative instruments available," said Cary Rayment, Senior Vice President, Alcon United States. "The Infiniti™ system is an entirely new surgical platform that we believe will allow Alcon to expand our global leadership position in ophthalmic surgery."

The Infiniti™ Vision System was developed with input from surgeons to enhance its versatility, ergonomics and ease of use for the entire surgical team.

"Alcon's Infiniti™ system offers a combination of technologies that is absolutely unique. It is by far the most efficient and flexible system ever developed for cataract removal," said Richard Mackool, MD, Director of The Mackool Eye Institute and Laser Center and Senior Attending Surgeon at The New York Eye and Ear Infirmary.

Alcon is the world's leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. Alcon develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to successfully market and sell the Infiniti™ Vision System for cataract and other lens removal procedures. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: government and third party medical reimbursement trends, technological advances attained by other companies; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For Information, contact:

Doug MacHatton (Investor Relations)

800-400-8599

News Media and other inquiries:

Suzie DeMent

817-551-4950

suzie.dement@alconlabs.com

Ron Hall

312-856-8833

ron.hall@porternovelli.com

www.alconlabs.com